Exhibit 8.1

List of Subsidiaries of KBS Fashion Group Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Hongri International Holdings Limited	British Virgin Islands	100%
Roller Rome Limited	British Virgin Islands	100%
Vast Billion Investment Limited	Hong Kong	100%
France Cock (China) Limited	Hong Kong	100%
Hongri (Fujian) Sports Goods Co., Ltd.	PRC	100%
Anhui Kai Xin Apparel Co. Ltd.	PRC	100%
Shishi Hongri Brand Management Limited	PRC	100%
Flower Crown Holding	Cayman Islands	100%
Flower Crown (China) Holding Group Co., Limited	Hong Kong	100%
Kim Hyun Technology (Tianjin) Co., Ltd	PRC	100%